# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hepion Pharmaceuticals, Inc., CIK 0001583771
CUSIP: 426897401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Hepion Pharmaceuticals, Inc.,, 22 West Street, Verona, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0002161196
Persons authorized to receive notices and communications: Chase LoPriore, Gravitas Collective Corp., 155 Pompton Ave., Suite 204, Verona, New Jersey (NJ), 07044, (732) 902-4000

## Reporting persons
- Gravitas Collective Corp. (CIK 0002161196): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,000,000; shared voting power 0; sole dispositive power 25,000,000; shared dispositive power 0; aggregate amount beneficially owned 25,000,000 (19.9% of the class)
  Comment: (1) The percentage reported in row 13 above is calculated with a numerator of 25,000,000 shares beneficially owned by the reporting person a denominator of 125,073,217 shares of Common Stock outstanding as of October 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hepion Pharmaceuticals, Inc.
Address of issuer's principal executive offices: c/o Hepion Pharmaceuticals, Inc.,, 22 West Street, Verona, New Jersey (NJ), 07701

## Item 2. Identity and Background
Name of person filing: This Statement is being filed on behalf of Gravitas Collective Corp. (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 155 Pompton Ave., Suite 204, Verona, NJ 07044.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: The Reporting Person is a New Jersey corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 6, 2026, the Reporting Person received 25,000,000 shares Common Stock of the Issuer in exchange for the membership interests of Gravitas Life Sciences, Inc. solely owned by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Common Stock owned by the Reporting Person was acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time. Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See response to Item 5(a) on the cover page for the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Item 5(b) on the cover page for the Reporting Person.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Gravitas Collective Corp.: /s/ Chase LoPriore, Chase LoPriore, CEO (10/26/2026)